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                                                              EXHIBIT (a)(1)(ii)



To:     Eligible Micrel Employees
From:   Raymond D. Zinn, CEO & President
Date:   November 8, 2002

Re: Micrel Stock Option Exchange Program

    I am pleased to announce that Micrel is launching an important employee compensation program for eligible Micrel employees. As you are all aware, market downturns have left our current stock price much lower than the exercise price of many employee stock options.

    In response to this stock price decline, we are implementing a voluntary program that allows eligible Micrel employees to exchange existing stock options for new options. To participate, you may submit your options for cancellation and new options will be granted to you on the first business day that is six months and two days from the date we cancel your options accepted for exchange (the "replacement grant date"). Your new options will have an exercise price equal to the closing sales price of our common stock as quoted on the Nasdaq National Market on the date preceding the replacement grant date, as reported in the print edition of The Wall Street Journal on the replacement grant date.

    This is a significant initiative, requiring a formal tender offer filing with the Securities and Exchange Commission. By making it possible to exchange your higher priced stock options for new options with an exercise price equal to the market value of our common stock on the replacement grant date, we hope to provide you with stock options that could provide greater value in the future.

    Today, we will distribute information that explains the stock option exchange program in greater detail, including its potential benefits and risks and the actions you will need to take if you choose to participate. Please review the material carefully and weigh your decision with equal care. Micrel cannot advise you on what decision to make. Accordingly, no Micrel employee is authorized to make any recommendation on our behalf as to your choices. As a result, you may wish to consult with a professional financial advisor as part of your decision making process.

    Please take the time to carefully review the information and instructions that you will receive. If you would like to participate in the program, you will need to return the election form that will be provided to you. The election form must be received by us prior to the expiration of the offer, which is currently scheduled for 5:00 p.m. Pacific Standard Time on Wednesday, December 11, 2002.

    If you have any questions about the offer, please contact Andrea Belanger, Stock Administrator of Micrel by internal mail, facsimile ((408) 435-2400) or via US Mail to Micrel, Inc., 1849 Fortune Drive, San Jose, CA 95131 or you may send an e-mail to andrea.belanger@micrel.com.



                                        Sincerely,


                                         Raymond D. Zinn



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